December 14, 2004

Mail Stop 0409

Morton H. Fleischer
Chairman of the Board and Chief Executive Officer
Spirit Finance Corporation
14631 N. Scottsdale Road
Suite 200
Scottsdale, Arizona 85254

Re:	Spirit Finance Corporation
      Amendment No. 3 to Registration Statement on Form S-11
      Filed December 13, 2004
      Registration No. 333-119810

Dear Mr. Fleischer:

      The staff conducted a limited review of the above filing.
We
limited our review to disclosure regarding the initial public offering and to ensure that the disclosure is consistent with the disclosure found in the resale registration statement (333-116408).
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

i-Deal Prospectus Supplemental Materials

1. Please supplementally tell us whether and to what extent the electronic offering procedures described in your supplemental materials were utilized prior to being cleared by staff.

2. Your materials appear to indicate that iDeal is being used to deliver documents on behalf of Banc of America. However, the materials (page 5) include a reference to Merrill Lynch. It appears that this reference may be related to a different transaction and was
inadvertently included in this submission.   Please supplementally
confirm that you only intend to use iDeal on behalf of Banc of America.

3. We refer to page 5 of the submission ("Email notification to investor community"). The third paragraph contains a statement disclaiming liability for any differences in the electronic prospectus from the paper copy. Please revise this so that it is limited to differences caused by viruses on the investor`s computer.

4. We refer to the fourth paragraph on page 5 of the submission which provides that the investor consents to electronic delivery of "this preliminary prospectus and any amended offering documents posted on the linked website." Please supplementally confirm that you will email separate notices to investors informing them of the posting of amendments.

5. We refer to pages 9-15 of the submission. Please supplementally confirm that these pages will only be available to the bank, i-
Deal`s
client.

*  *  *  *

      	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Deborah Wilson, Staff Accountant, at (202)
942-
2956 or Donna DiSilvio, Branch Chief, at (202) 942-1852 if you
have
questions regarding comments on the financial statements and related
matters.  Please contact Amanda McManus, Attorney-Advisor, at
(202)
942-7184 or me at (202) 942-1972 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel


cc:	Paul E Belitz, Esq. (via facsimile)
	Michael Zeig, Esq. (via facsimile)
	Kutak Rock LLP
??

??

??

??

Spirit Finance Corporation
Page 3